UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED

SEPTEMBER 30, 2012

Attached is the registrant’s unaudited interim consolidated financial statements for the three and six months ended September 30, 2012, including notes thereto, prepared on the basis of accounting principles generally accepted in the United States.

The attached financial statements were included in the registrant’s quarterly report which the registrant filed on November 9, 2012 with the Financial Services Agency of Japan. The registrant’s quarterly report filed with the Financial Services Agency included additional information not included in this report on Form 6-K. Such additional information is either immaterial or has been previously reported by the registrant. Most of the contents of this report on Form 6-K and the registrant’s quarterly report have previously been disclosed by the registrant in the registrant’s press release dated November 8, 2012, a copy of which was furnished under cover of Form 6-K on November 8, 2012.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By		/s/ Kazuhiko Nakayama
	Name:	Kazuhiko Nakayama
	Title:	General Manager Investor Relations Office

Date: November 9, 2012

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2012	September 30, 2012
ASSETS
Current assets:
Cash and cash equivalents	¥1,020,143	¥807,599
Short-term investments	306,921	422,426
Notes and accounts receivable, trade	2,287,986	2,161,022
Allowance for doubtful accounts (Note 7)	(48,356)	(44,627)
Accounts receivable, other	277,277	264,144
Inventories (Note 2)	329,373	391,603
Prepaid expenses and other current assets	315,566	430,944
Deferred income taxes	223,021	223,212

Total current assets	4,711,931	4,656,323

Property, plant and equipment:
Telecommunications equipment	14,425,252	14,213,568
Telecommunications service lines	14,830,873	14,972,362
Buildings and structures	5,915,743	5,957,287
Machinery, vessels and tools	1,820,648	1,849,147
Land	1,133,077	1,129,395
Construction in progress	363,201	368,341

	38,488,794	38,490,100
Accumulated depreciation	(28,682,438)	(28,744,019)

Net property, plant and equipment	9,806,356	9,746,081

Investments and other assets:
Investments in affiliated companies	543,273	542,966
Marketable securities and other investments	295,254	304,023
Goodwill	771,420	806,665
Software	1,344,356	1,331,205
Other intangibles	263,964	260,219
Other assets	863,852	917,099
Deferred income taxes	789,293	767,405

Total investments and other assets	4,871,412	4,929,582

Total assets	¥19,389,699	¥19,331,986

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2012	September 30, 2012
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥83,507	¥169,207
Current portion of long-term debt	656,963	791,749
Accounts payable, trade	1,482,594	1,125,794
Current portion of obligations under capital leases	18,709	17,070
Accrued payroll	476,442	423,281
Accrued interest	9,832	10,149
Accrued taxes on income	198,281	210,668
Accrued consumption tax	46,255	50,812
Advances received	189,007	183,952
Other	332,663	362,412

Total current liabilities	3,494,253	3,345,094

Long-term liabilities:
Long-term debt	3,509,820	3,323,821
Obligations under capital leases	36,919	35,026
Liabilities for employees’ retirement benefits	1,534,885	1,553,689
Accrued liabilities for point programs	187,432	171,201
Deferred income taxes	169,591	169,592
Other	409,070	398,470

Total long-term liabilities	5,847,717	5,651,799

Equity:
Nippon Telegraph and Telephone Corporation (“NTT”) shareholders’ equity
Common stock, no par value (Note 3)
Authorized – 6,192,920,900 shares
Issued – 1,323,197,235 shares at March 31 and September 30, 2012	937,950	937,950
Additional paid-in capital	2,832,165	2,831,753
Retained earnings (Note 3)	4,888,746	5,096,347
Accumulated other comprehensive income (loss)	(357,843)	(337,007)
Treasury stock, at cost (Note 3) – 99,431,812 shares at March 31 and 101,436,824 shares at September 30, 2012	(418,431)	(426,134)

Total NTT shareholders’ equity	7,882,587	8,102,909

Noncontrolling interests	2,165,142	2,232,184

Total equity	10,047,729	10,335,093

Contingent liabilities (Note 8)

Total liabilities and equity	¥19,389,699	¥19,331,986

	Yen
	March 31, 2012	September 30, 2012

Per share of common stock:

NTT shareholders’ equity	¥6,441.26	¥6,632.16

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE

INCOME (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

Consolidated Statements of Income

	Millions of yen
	2011	2012
Operating revenues:
Fixed voice related services	¥988,948	¥895,409
Mobile voice related services	956,023	853,387
IP/packet communications services	1,772,728	1,880,497
Sale of telecommunications equipment	270,715	402,333
System integration	824,804	850,506
Other	341,362	355,260

	5,154,580	5,237,392

Operating expenses (Note 6):
Cost of services (exclusive of items shown separately below)	1,155,019	1,186,037
Cost of equipment sold (exclusive of items shown separately below)	359,200	418,376
Cost of system integration (exclusive of items shown separately below)	556,642	575,881
Depreciation and amortization	932,099	930,095
Impairment loss	98	788
Selling, general and administrative expenses	1,466,050	1,463,246

	4,469,108	4,574,423

Operating income	685,472	662,969

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(28,675)	(28,513)
Interest income	10,188	8,759
Other, net	14,730	(412)

	(3,757)	(20,166)

Income before income taxes and equity in earnings (losses) of affiliated companies	681,715	642,803

Income tax expense (benefit):
Current	262,864	240,343
Deferred	10,136	10,238

	273,000	250,581

Income before equity in earnings (losses) of affiliated companies	408,715	392,222
Equity in earnings (losses) of affiliated companies	(1,626)	4,680

Net income	407,089	396,902

Less – Net income attributable to noncontrolling interests	(110,652)	(103,487)

Net income attributable to NTT	¥296,437	¥293,415

Per share of common stock:
Weighted average number of shares outstanding (Shares)	1,296,413,064	1,223,705,175
Net income attributable to NTT (Yen)	¥228.66	¥239.78

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Comprehensive Income

	Millions of yen
	2011	2012
Net income	¥407,089	¥396,902
Other comprehensive income (loss), net of tax (Note 3)
Unrealized gain (loss) on securities	(9,080)	12,407
Unrealized gain (loss) on derivative instruments	(150)	(727)
Foreign currency translation adjustments	(12,271)	(458)
Pension liability adjustments	3,112	8,091

Total other comprehensive income (loss)	(18,389)	19,313

Total comprehensive income (loss)	388,700	416,215

Less – Comprehensive income attributable to noncontrolling interests	(101,386)	(101,964)

Total comprehensive income (loss) attributable to NTT	¥287,314	¥314,251

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE

INCOME (UNAUDITED)

THREE-MONTH PERIOD ENDED SEPTEMBER 30

Consolidated Statements of Income

	Millions of yen
	2011	2012
Operating revenues:
Fixed voice related services	¥487,763	¥444,383
Mobile voice related services	473,881	421,129
IP/packet communications services	899,312	944,471
Sale of telecommunications equipment	141,703	233,914
System integration	435,013	438,929
Other	179,556	178,634

	2,617,228	2,661,460

Operating expenses (Note 6):
Cost of services (exclusive of items shown separately below)	577,138	594,631
Cost of equipment sold (exclusive of items shown separately below)	190,612	238,951
Cost of system integration (exclusive of items shown separately below)	297,587	301,680
Depreciation and amortization	470,332	469,812
Impairment loss	9	618
Selling, general and administrative expenses	745,353	745,106

	2,281,031	2,350,798

Operating income	336,197	310,662

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(14,520)	(14,597)
Interest income	5,012	4,435
Other, net	3,198	(4,270)

	(6,310)	(14,432)

Income before income taxes and equity in earnings (losses) of affiliated companies	329,887	296,230

Income tax expense (benefit):
Current	138,710	128,146
Deferred	(7,212)	(10,538)

	131,498	117,608

Income before equity in earnings (losses) of affiliated companies	198,389	178,622
Equity in earnings (losses) of affiliated companies	(1,547)	1,762

Net income	196,842	180,384

Less – Net income attributable to noncontrolling interests	(53,475)	(43,529)

Net income attributable to NTT	¥143,367	¥136,855

Per share of common stock:
Weighted average number of shares outstanding (Shares)	1,269,982,031	1,223,645,346
Net income attributable to NTT (Yen)	¥112.89	¥111.84

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Comprehensive Income

	Millions of yen
	2011	2012
Net income	¥196,842	¥180,384
Other comprehensive income (loss), net of tax (Note 3)
Unrealized gain (loss) on securities	(17,213)	12,602
Unrealized gain (loss) on derivative instruments	6,473	(2,088)
Foreign currency translation adjustments	(25,843)	(46,206)
Pension liability adjustments	1,885	4,236

Total other comprehensive income (loss)	(34,698)	(31,456)

Total comprehensive income (loss)	162,144	148,928

Less – Comprehensive income attributable to noncontrolling interests	(42,832)	(36,692)

Total comprehensive income (loss) attributable to NTT	¥119,312	¥112,236

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen
	2011	2012
Cash flows from operating activities:
Net income	¥407,089	¥396,902
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	932,099	930,095
Impairment loss	98	788
Deferred taxes	10,136	10,238
Loss on disposal of property, plant and equipment	28,266	37,718
Equity in (earnings) losses of affiliated companies	1,626	(4,680)
(Increase) decrease in notes and accounts receivable, trade	290,775	125,681
(Increase) decrease in inventories (Note 2)	(88,839)	(50,442)
(Increase) decrease in other current assets	(56,884)	(88,169)
Increase (decrease) in accounts payable, trade and accrued payroll	(312,261)	(266,644)
Increase (decrease) in accrued consumption tax	816	3,937
Increase (decrease) in accrued interest	515	111
Increase (decrease) in advances received	8,678	(6,148)
Increase (decrease) in accrued taxes on income	23,893	11,311
Increase (decrease) in other current liabilities	8,344	20,128
Increase (decrease) in liability for employees’ retirement benefits	24,124	28,975
Increase (decrease) in other long-term liabilities	(16,621)	(31,021)
Other	(2,599)	(27,277)

Net cash provided by operating activities	1,259,255	1,091,503

Cash flows from investing activities:
Payments for property, plant and equipment	(684,708)	(809,027)
Payments for acquisitions of intangibles	(228,012)	(220,600)
Proceeds from sale of property, plant and equipment	3,865	3,343
Payments for purchase of non-current investments	(29,155)	(24,099)
Proceeds from sale and redemption of non-current investments	6,289	8,823
Acquisitions of subsidiaries, net of cash acquired	(40,219)	(35,425)
Payments for purchase of short-term investments	(594,793)	(501,721)
Proceeds from redemption of short-term investments	252,288	390,376
Other	37,609	(3,856)

Net cash used in investing activities	¥(1,276,836)	¥(1,192,186)

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen
	2011	2012
Cash flows from financing activities:
Proceeds from issuance of long-term debt	¥429,306	¥150,162
Payments for settlement of long-term debt	(310,418)	(195,949)
Proceeds from issuance of short-term debt	860,152	1,348,429
Payments for settlement of short-term debt	(1,085,188)	(1,263,404)
Dividends paid (Note 3)	(79,388)	(85,664)
Proceeds from sale of (payments for acquisition of) treasury stock, net (Note 3)	(223,506)	(7,707)
Acquisition of treasury stock by subsidiary	(2,168)	(1,255)
Other	(51,602)	(57,652)

Net cash used in financing activities	(462,812)	(113,040)

Effect of exchange rate changes on cash and cash equivalents	(250)	1,179

Net increase (decrease) in cash and cash equivalents	(480,643)	(212,544)
Cash and cash equivalents at beginning of period	1,435,158	1,020,143

Cash and cash equivalents at end of period	¥954,515	¥807,599

Cash paid during the period for:
Interest	¥29,534	¥28,196
Income taxes, net	¥228,671	¥226,587

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Summary of significant accounting policies:

As permitted by the “Regulation Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Japanese Cabinet Office Ordinance No. 64 of 2007), the accompanying consolidated balance sheets at March 31 and September 30, 2012, and the consolidated statements of income and consolidated statements of comprehensive income for the three and six months ended September 30, 2011 and 2012 and cash flows for the six months ended September 30, 2011 and 2012 of NTT and its subsidiaries (“NTT Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted.

(1) Application of New Accounting Standards

Presentation of Comprehensive Income

Effective April 1, 2012, NTT Group adopted Accounting Standards Update (“ASU”) 2011-05 “Presentation of Comprehensive Income.” This ASU requires comprehensive income to be reported in either a single continuous statement or in two separate but consecutive statements reporting net income and other comprehensive income, and eliminates the option to report other comprehensive income and its components in the statement of changes in stockholder’s equity. In adopting the ASU, NTT Group implemented the two separate but consecutive statements reporting method.

(2) Earnings per Share

Basic earnings per share (“EPS”) is computed based on the average number of shares outstanding during the period and is appropriately adjusted for any free distribution of common stock. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Since NTT did not issue dilutive securities for the six months ended September 30, 2011 and 2012, there is no difference between basic EPS and diluted EPS.

(3) Reclassifications

Certain items for prior periods’ financial statements have been reclassified to conform to the presentation for the three and six months ended September 30, 2012.

2. Inventories:

Inventories at March 31 and September 30, 2012 comprised the following:

	Millions of yen
	March 31, 2012	September 30, 2012
Telecommunications equipment to be sold and materials	¥160,482	¥190,270
Projects in progress	101,052	122,573
Supplies	67,839	78,760

Total	¥329,373	¥391,603

3. Equity:

Outstanding shares and treasury stock –

Changes in NTT’s shares of common stock and treasury stock for the fiscal year ended March 31, 2012 and for the six months ended September 30, 2012 are as follows:

	Change in shares
	Issued shares	Treasury stock
Balance at March 31, 2011	1,448,659,067	125,524,000
Acquisition of treasury stock under resolution of the board of directors	—	99,334,200
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	64,112
Resale of treasury stock to holders of less-than-one-unit shares	—	(28,668)
Cancellation of treasury stock under resolution of the board of directors	(125,461,832)	(125,461,832)

Balance at March 31, 2012	1,323,197,235	99,431,812

Acquisition of treasury stock under resolution of the board of directors	—	2,003,400
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	8,394
Resale of treasury stock to holders of less-than-one-unit shares	—	(6,782)

Balance at September 30, 2012	1,323,197,235	101,436,824

On May 13, 2011, the board of directors resolved that NTT may acquire up to a total not exceeding 60 million outstanding shares of its common stock at an amount in total not exceeding ¥280 billion from May 16, 2011 through September 30, 2011. Based on this resolution, NTT repurchased 57,513,600 shares of its common stock at ¥223,440 million on July 5, 2011 using the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (“ToSTNeT-3”).

On November 9, 2011, the board of directors resolved that NTT will cancel 125,461,832 shares held as treasury stock on November 15, 2011, and that NTT may acquire up to a total not exceeding 44 million outstanding shares of its common stock at an amount in total not exceeding ¥220 billion from November 16, 2011 through March 30, 2012. As a result of this cancellation, “Retained earnings” decreased by ¥566,551 million. NTT repurchased 41,820,600 shares of its common stock at ¥158,291 million on February 8, 2012 using ToSTNeT-3.

On September 19, 2012, the board of directors resolved that NTT may acquire up to a total not exceeding 42 million outstanding shares of its common stock at an amount in total not exceeding ¥150 billion from September 20, 2012 through March 29, 2013. Based on this resolution, NTT repurchased 2,003,400 shares of its common stock for a total purchase price of ¥7,701 million in September 2012. NTT also repurchased 11,038,700 shares of its common stock for a total purchase price of ¥42,299 million in October 2012.

Dividend –

(1) Cash dividends paid

Resolution	The shareholders’ meeting on June 22, 2012
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥85,664 million
Cash dividends per share	¥70
Date of record	March 31, 2012
Date of payment	June 25, 2012

(2) Cash dividends declared

Resolution	The board of directors’ meeting on November 8, 2012
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends declared	¥97,741 million
Cash dividends per share	¥80
Date of record	September 30, 2012
Date of payment	December 10, 2012

Changes in equity –

Changes in total equity, NTT shareholders’ equity and equity attributable to noncontrolling interests for the six months ended September 30, 2011 and 2012 are as follows:

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2011	¥8,020,734	¥2,060,198	¥10,080,932
Dividends paid to NTT Shareholders	(79,388)	—	(79,388)
Dividends paid to noncontrolling interests	—	(43,213)	(43,213)
Acquisition of treasury stock	(223,571)	—	(223,571)
Resale of treasury stock	65	—	65
Other equity transactions	(1,193)	6,017	4,824
Net income	296,437	110,652	407,089
Other comprehensive income (loss)	(9,123)	(9,266)	(18,389)
Unrealized gain (loss) on securities	(5,070)	(4,010)	(9,080)
Unrealized gain (loss) on derivative instruments	54	(204)	(150)
Foreign currency translation adjustments	(7,440)	(4,831)	(12,271)
Pension liability adjustments	3,333	(221)	3,112
Balance at September 30, 2011	¥8,003,961	¥2,124,388	¥10,128,349

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2012	¥7,882,587	¥2,165,142	¥10,047,729
Dividends paid to NTT Shareholders	(85,664)	—	(85,664)
Dividends paid to noncontrolling interests	—	(44,856)	(44,856)
Acquisition of treasury stock	(7,731)	—	(7,731)
Resale of treasury stock	24	—	24
Other equity transactions	(558)	9,934	9,376
Net income	293,415	103,487	396,902
Other comprehensive income (loss)	20,836	(1,523)	19,313
Unrealized gain (loss) on securities	9,443	2,964	12,407
Unrealized gain (loss) on derivative instruments	(788)	61	(727)
Foreign currency translation adjustments	4,079	(4,537)	(458)
Pension liability adjustments	8,102	(11)	8,091
Balance at September 30, 2012	¥8,102,909	¥2,232,184	¥10,335,093

4. Fair value measurements:

The inputs to valuation techniques used to measure fair value are required to be categorized by the fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 - Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 - Inputs are unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis as of March 31 and September 30, 2012 are as follows:

	Millions of yen
	March 31, 2012
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)
Assets
Available-for-sale securities:
Domestic equity securities	¥81,850	¥81,747	¥103	¥—
Foreign equity securities	98,917	98,917	—	—
Domestic debt securities	32,516	6,272	23,516	2,728
Foreign debt securities	12,069	419	11,650	—
Derivatives:
Forward exchange contracts	920	—	920	—
Interest rate swap agreements	153	—	153	—
Currency swap agreements	2,160	—	2,160	—

Liabilities
Derivatives:
Forward exchange contracts	995	—	995	—
Interest rate swap agreements	1,676	—	1,676	—
Currency swap agreements	1,769	—	1,769	—
Currency option agreements	¥1,096	¥—	¥1,096	¥—

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

	Millions of yen
	September 30, 2012
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)
Assets
Available-for-sale securities:
Domestic equity securities	¥76,316	¥76,219	¥97	¥—
Foreign equity securities	109,028	109,028	—	—
Domestic debt securities	35,423	5,958	26,134	3,331
Foreign debt securities	12,220	8	12,212	—
Derivatives:
Forward exchange contracts	664	—	664	—
Currency swap agreements	108	—	108	—
Liabilities
Derivatives:
Forward exchange contracts	554	—	554	—
Interest rate swap agreements	2,221	—	2,221	—
Currency swap agreements	6,644	—	6,664	—
Currency option agreements	¥903	¥—	¥903	¥—

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

Available-for-sale securities –

Available-for-sale securities comprises marketable equity securities and debt securities, and financial instruments classified as available-for-sale securities. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which classified to Level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified to Level 2. In case fair value is measured by inputs derived from unobservable data, it is classified to Level 3.

Derivatives –

Derivatives comprises forward exchange contracts, interest rate swap agreements, currency swap agreements and currency option agreements. Fair value of derivatives is measured by inputs derived principally from observable market data provided by financial institutions, which is classified to Level 2.

Assets and liabilities measured at fair value on a nonrecurring basis for the six months ended September 30, 2011 and 2012 were immaterial.

5. Segment and geographic information:

The operating segments reported below are those for which segment-specific financial information is available. NTT Group’s chief operating decision maker uses this financial information to make decisions on the allocation of financial resources and to evaluate business performance. Accounting policies used to determine segment profit/loss are consistent with those used to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States.

The regional communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The long distance and international communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, system integration services, and other operating revenues.

The mobile communications business segment principally comprises revenues from mobile voice related services, IP/packet communications services, and sales of telecommunications equipment.

The data communications business segment principally comprises revenues from system integration services.

The other segment principally comprises operating revenues from such activities as building maintenance, real estate rental, systems development, leasing, and research and development.

Business segments –

Sales and operating revenue:

	Millions of yen
For the six months ended September 30	2011	2012

Sales and operating revenue:
Regional communications business -
External customers	¥1,636,358	¥1,594,338
Intersegment	224,174	213,907

Total	1,860,532	1,808,245

Long distance and international communications business -
External customers	772,268	763,260
Intersegment	50,496	51,159

Total	822,764	814,419

Mobile communications business -
External customers	2,096,775	2,188,733
Intersegment	16,207	18,587

Total	2,112,982	2,207,320

Data communications business -
External customers	507,144	534,131
Intersegment	64,275	73,214

Total	571,419	607,345

Other -
External customers	142,035	156,930
Intersegment	357,825	408,313

Total	499,860	565,243
Elimination	(712,977)	(765,180)

Consolidated total	¥5,154,580	¥5,237,392

	Millions of yen
For the three months ended September 30	2011	2012

Sales and operating revenue:
Regional communications business -
External customers	¥823,073	¥799,515
Intersegment	112,881	108,262

Total	935,954	907,777

Long distance and international communications business -
External customers	393,102	386,685
Intersegment	24,224	25,466

Total	417,326	412,151

Mobile communications business -
External customers	1,056,676	1,122,921
Intersegment	9,017	12,118

Total	1,065,693	1,135,039

Data communications business -
External customers	266,572	274,647
Intersegment	33,779	36,245

Total	300,351	310,892

Other -
External customers	77,805	77,692
Intersegment	190,377	235,390

Total	268,182	313,082
Elimination	(370,278)	(417,481)

Consolidated total	¥2,617,228	¥2,661,460

Segment profit:

	Millions of yen
For the six months ended September 30	2011	2012

Segment profit:
Regional communications business	¥53,157	¥49,992
Long distance and international communications business	60,273	66,210
Mobile communications business	506,278	474,741
Data communications business	34,877	31,391
Other	23,628	34,465

Total segment profit	678,213	656,799
Elimination	7,259	6,170

Consolidated operating income	¥685,472	¥662,969

	Millions of yen
For the three months ended September 30	2011	2012

Segment profit:
Regional communications business	¥28,517	¥29,122
Long distance and international communications business	29,248	35,683
Mobile communications business	239,677	206,678
Data communications business	20,964	16,604
Other	14,469	19,097

Total segment profit	332,875	307,184
Elimination	3,322	3,478

Consolidated operating income	¥336,197	¥310,662

Transfers between operating segments are made at arms-length prices. Operating income is sales and operating revenues less costs and operating expenses.

Geographic information is not presented due to the immateriality of revenue attributable to customers and operations outside of Japan.

There have been no sales and operating revenue from transactions with a single external customer amounting to 10% or more of NTT’s revenues for the six months ended September 30, 2011 and 2012.

6. Research and development expenses:

Research and development expenses are charged to income as incurred and such amounts charged to income for the six months ended September 30, 2011 and 2012 were ¥121,349 million and ¥127,163 million, respectively. Such amounts charged to income for the three months ended September 30, 2011 and 2012 were ¥63,821 million and ¥67,409 million, respectively.

7. Financing receivables:

NTT Group has certain “Financing receivables” including loans and lease receivables. These financing receivables are mainly held by the financial subsidiaries of NTT. NTT manages these financing receivables by classifying them into “Installment sales receivable,” “Lease receivable,” “Loans receivable,” “Credit receivable” and “Others.”

The allowance for doubtful accounts against financing receivables collectively evaluated for impairment is computed based on each historical bad debt experience. The allowance for doubtful accounts against financing receivables individually evaluated for impairment is computed based on the estimated uncollectible amount based on an analysis of certain individual accounts. In addition, financing receivables that are determined to be uncollectible due to, among other factors, the condition of the debtor are written off at the time of determination.

Rollforward of allowance for credit losses and recorded investment in financing receivables at September 30, 2011 and 2012 are as follows:

	Millions of yen
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
Allowance for doubtful accounts:
Balance at March 31, 2011	7,593	26,391	12,091	4,877	73	51,025
Provision	1,156	(988)	(50)	2,502	14	2,634
Charge off	(1,822)	(1,301)	(1,599)	(2,453)	(66)	(7,241)
Balance at September 30, 2011	6,927	24,102	10,442	4,926	21	46,418
Collectively evaluated for impairment	5,092	12,992	5,508	4,926	17	28,535
Individually evaluated for impairment	1,835	11,110	4,934	—	4	17,883

Financing receivable:
Balance at September 30, 2011	322,068	397,957	62,898	212,819	571	996,313
Collectively evaluated for impairment	319,857	383,810	54,040	212,819	496	971,022
Individually evaluated for impairment	2,211	14,147	8,858	—	75	25,291

	Millions of yen
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
Allowance for doubtful accounts:
Balance at March 31, 2012	7,473	16,794	8,372	4,683	78	37,400
Provision	1,586	(841)	34	2,176	(4)	2,951
Charge off	(1,822)	(1,182)	(198)	(2,880)	—	(6,082)
Recovery	4	86	17	1	—	108
Balance at September 30, 2012	7,241	14,857	8,225	3,980	74	34,377
Collectively evaluated for impairment	6,330	6,955	4,050	3,980	20	21,335
Individually evaluated for impairment	911	7,902	4,175	—	54	13,042

Financing receivable:
Balance at September 30, 2012	458,657	348,585	71,997	232,946	1,006	1,113,191
Collectively evaluated for impairment	457,447	338,155	64,105	232,946	917	1,093,570
Individually evaluated for impairment	1,210	10,430	7,892	—	89	19,621

8. Contingent liabilities:

Contingent liabilities at September 30, 2012 for loans guaranteed amounted to ¥47,174 million.

At September 30, 2012, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would be expected to have a material adverse effect on NTT’s consolidated financial position or results of operations.

9. Subsequent events:

Please see note 3 regarding NTT’s repurchase of its common stock.

In October 2012, in response to the decision of the Supreme Court of the Philippines regarding the Filipino-alien equity requirement applicable to public utilities companies, Philippine Long Distance Telephone Company (“PLDT”), which is partially owned by NTT, newly issued voting preferred stock. As a result, the percentage of NTT’s voting rights in PLDT decreased to approximately 12%, and NTT could not exercise significant influence over PLDT. Accordingly, NTT plans to cease the application of the equity method in accounting for its investment in PLDT beginning with the three-month period ending December 31, 2012.